

August 8, 2013

<u>Via E-mail</u>
Don Nicholson
President
First Liberty Power Corp.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, NV 89128

  Re: First Liberty Power Corp.
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed July 30, 2013
    File No. 0-52928

Dear Mr. Nicholson:

  We have reviewed your revised filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments, we are referring to our letter dated July 17, 2013.

<u>General</u>

1. We note your response to prior comment 1 acknowledging your failure to file proxy statements historically, as well as your failure to timely file two Forms 8-K during your fiscal year ended July 31, 2012. We note further that in your Form 10-K for fiscal 2012, you state that as of the end of the fiscal year, because of the identified material weaknesses in your internal control over financial reporting, management concluded that your disclosure controls and procedures were not effective. Such disclosure suggests that the ineffectiveness in disclosure controls and procedures relates solely to your control over financial reporting. As you know, Exchange Act Rule 13a-15(e) provides that effective controls and procedures are those that are designed to ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Please tell us what consideration management gave to your untimely and missed filings in evaluating the effectiveness of your disclosure controls and procedures as of the end of fiscal 2012. In addition, please confirm that, to the extent applicable in future filings, you will address untimely or missed filings in your disclosure pursuant to Item 307 of Regulation S-K.

2. Your response to prior comment 1 indicates that you have not historically held annual shareholder meetings, but that you plan to hold annual meetings going forward, beginning during your current fiscal year. Please revise your preliminary proxy statement, and other future filings as appropriate, to provide disclosure consistent with

this response and to discuss the potential material consequences of your historical failure to hold annual meetings. In your response, please provide us with references to applicable statutes.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor